FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                              For the month of May


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                                   BG Group plc

                       Notification of Interests in Shares


Rick Waddell - Person discharging managerial responsibility

Release of Shares under Long Term Incentive Scheme (LTIS) and subsequent sale

BG Group plc has today received notification from Rick Waddell that, on 10 May 2006, he became entitled to the BG Group plc ordinary shares of 10p each ("Shares") set out in the table below, as a result of the vesting of an award allocated to him under the rules of the LTIS on 8 April 2002. Based upon the performance criteria which applied to this award, 100% of the original allocation has vested.

The trustee of the LTIS has withheld the amount of Shares, referred to below, equivalent to the US tax and Medicare liability arising on this release, which will be settled by the Company.

The Company has also received notification from Rick Waddell, that on 10 May 2006 he sold the 60,075 shares arising from this release at a price of GBP7.433 per share.

As a result of this release and subsequent sale, Rick Waddell's beneficial interests in the Shares of BG Group plc are as follows:

Number of      Number of Shares       Shares       Shares    Resulting
Shares vested  withheld to cover US   transferred  sold on   beneficial interest
on 8 April     tax and Medicare       on 10 May    10 May    in Shares on 10 May
2006           liability              2006         2006      2006

94,533         34,458                 60,075       60,075    51,071



10 May 2006

Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 10 May 2006                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary